Rydex Series Funds
702 King Farm Boulevard, Suite 200
Rockville, Maryland 20850

February 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rydex Series Funds (File Nos. 033-59692 and 811-07584)
Request for Withdrawal of Post-Effective Amendment No. 155

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Rydex Series Funds (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 155 to the Trust’s Registration Statement on Form N-1A (“PEA No. 155”). PEA No. 155 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001628280-16-021794) on December 5, 2016 for the purpose of registering a new class of shares, Class T shares, of the following series of the Trust: the Banking Fund, Basic Materials Fund, Biotechnology Fund, Consumer Products Fund, Electronics Fund, Emerging Markets 2x Strategy Fund, Energy Fund, Energy Services Fund, Financial Services Fund, Health Care Fund, Internet Fund, Inverse Emerging Markets 2x Strategy Fund, Leisure Fund, Precious Metals Fund, Real Estate Fund, Retailing Fund, Russell 2000® Fund, S&P 500® Fund, S&P 500® Pure Growth Fund, S&P 500® Pure Value Fund, S&P MidCap 400® Pure Growth Fund, S&P MidCap 400® Pure Value Fund, S&P SmallCap 600® Pure Growth Fund, S&P SmallCap 600® Pure Value Fund, Technology Fund, Telecommunications Fund, Transportation Fund and Utilities Fund. The automatic effectiveness of PEA No. 155 has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on January 28, 2020 (Accession No. 0001628280-20-000582) (each, a “BXT Filing” and collectively with PEA 155, the “Filings”), and is scheduled to become effective on February 27, 2020. The Trust also respectfully requests the withdrawal of each BXT Filing.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of Class T shares. PEA No. 155 has not yet become effective and no securities have been sold in connection with the Filings.

If you have questions regarding this request, please contact Laura E. Flores of Morgan, Lewis & Bockius LLP at (202) 373-6101.

RYDEX SERIES FUNDS

By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Vice President and Chief Legal Officer